Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES HIRING OF INVESTOR RELATIONS CONSULTING FIRM AND PROPOSED PRIVATE PLACEMENT

EDMONTON, ALBERTA – (August 12, 2008) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Company”) is pleased to announce that it has entered into a Consulting Agreement (the “Consulting Agreement”) with ARENA Capital Inc. (“ARENA”) based in Edmonton, to provide investor relations services to the Company.  ARENA will provide various services to the Company including financing services, public relations services, investor relations services, shareholder relations services and market maintenance.  The term of the Consulting Agreement is one year, commencing on August 1, 2008 and expiring on July 31, 2009. The Consulting Agreement is subject to acceptance by the TSX Venture Exchange.

As compensation, Titan will pay ARENA 900,000 stock options at a price of $0.30 per share.  The options will vest in equal amounts and stages over the next eighteen months.

About ARENA Capital Inc.:

ARENA Capital Inc. provides an array of strategic business consulting and investor relations services to create credible awareness of its client’s corporate potential to the financial community. These services are performed in partnership with clients to establish clear, concise and consistent communication of their strategy and outlook with their shareholders and the investment community in order to achieve fair valuation by the capital markets.

Titan also announced today that it intends to proceed with a non-brokered private placement offering of up to 2,500,000 units (“Units”) at a subscription price of $0.30 Canadian per Unit for gross proceeds of up to $750,000 Canadian.  Each Unit will consist of one (1) common share in the capital of Titan and one (1) common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.40 Canadian for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions.  The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month hold period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.